February 13, 2019

Tianhua Wu
Chief Executive Officer and Director
Up Fintech Holding LTD
18/F, Gandyvic Building, No. 1 Building,
No. 16 Taiyanggong Middle Road, Chaoyang District,
Beijing, 100020 PRC

       Re: Up Fintech Holding LTD
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted January 11, 2019
           CIK No. 0001756699

Dear Mr. Wu:

       We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted on January 11, 2019

Note 9. Equity Interest with Preferential Rights, page F-31

1. We note your response to comment 17, in which you state that the Company would be required to re-measure the preferred shares to the redemption amount when there is a more than remote chance that a Qualified IPO would not be completed. Based on your response, it is not clear how the Company determined that there is only a remote chance that a Qualified IPO would not be completed at each balance sheet date. In this regard, we concur with your view, as provided in your correspondence, that the IPO is not within the control of the Company. Please revise your accounting treatment to be consistent with
 Tianhua Wu
Up Fintech Holding LTD
February 13, 2019
Page 2
      paragraphs 14 and 15 of ASC 480-10-S99-3A or explain, in sufficient detail, how you determined that there is only a remote chance that a Qualified IPO would not be completed at each balance sheet date given all of the factors that are outside of the control of the Company.
       You may contact Stephen Kim at 202-551-3291 or Robert Klein at 202-551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,
FirstName LastNameTianhua Wu
                                                             Division of
Corporation Finance
Comapany NameUp Fintech Holding LTD
                                                             Office of
Financial Services
February 13, 2019 Page 2
cc:       Ke Geng
FirstName LastName